SPUR VENTURES INC.
MANAGEMENT DISCUSSION & ANALYSIS
FOR THE YEAR ENDED DECEMBER 31, 2006

Dated: March 30, 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at March 30, 2007, and should be read in conjunction with the audited consolidated financial statements with accompanying notes of Spur Ventures Inc. (the “Company”) for the year ended December 31, 2006 which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

This MD&A contains certain statements that may be deemed to be “forward-looking statements” regarding the timing and content of upcoming programs. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, future prices of nitrogen, phosphate and potash, exploitation and exploration successes, continued availability of capital and financing, the exchange rates for Canadian, US and Chinese currencies, Chinese policies on fertilizer and agriculture, and general economic, market or business conditions. The Company disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

All amounts are reported in U.S. dollars, unless otherwise stated. Additional information on the Company can be found in the filings with Canadian security commissions on SEDAR at www.sedar.com and in the Company’s Form 20-F with the United States Securities and Exchange Commission on EDGAR at www.sec.gov/edgar.

1. Overall Performance

Spur Ventures Inc. (the “Company”) is developing a fully integrated fertilizer business in the People’s Republic of China (China). The recoverability of the amounts shown as mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the properties, and future profitable production or proceeds from the sale of fertilizer products.

The Company has entered into agreements securing the title of the mineral properties, by forming a 78.72% controlled Joint Venture Company, Yichang Maple Leaf Chemicals Ltd. (YMC), with Hubei Yichang Phosphorous Chemical Co. Ltd. (YPCC) in December 2003 to undertake the development of the phosphate mines and to build compound phosphate fertilizer production facilities. YMC has not yet commenced active operations. The titles to the two primary mining properties are legally in the possession of our Joint Venture partner, YPCC, and are in the process of being formally transferred to YMC. Although these arrangements are in accordance with industry standards for the stage of development of such properties, these procedures do not guarantee the Company’s title. Property title may also be subject to unregistered prior agreements and regulatory requirements.

To accelerate the production of compound fertilizers, the Company acquired Xinyuan Chemicals Ltd. in 2004 and formed a 72.18% controlled Joint Venture Company called Yichang Spur

Chemicals Ltd. (YSC), which owns a 100,000 tonnes per annum (tpa) NPK (Nitrogen, Phosphate, Potassium) fertilizer facility, The other two minority partners are YPCC which owns 16.69% and Yichang Yuanfeng Chemical (Yuanfeng) which owns 11.13% .

Non-GAAP Measures

In this MD&A, the Company has reported EBITDA (Earning Before Interest, Tax, Depreciation & Amortization). This is a non-GAAP measure, which is used to determine the Company’s ability to generate cash flows and returns for investing and other activities. The non-GAAP measure does not have a standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

The following table shows the calculation of EBITDA:

	2006	2005	2004
YSC
Earnings	(5,860,284)	(838,963)	(414,167)

Interest Exp	207,341	173,789	146,960
Tax	-	-
Depreciation	746,590	485,085	194,490
Amortization

EBITDA	(4,906,353)	(180,089)	(72,717)

YMC
Earnings	273,391	(235,570)

Interest Exp	-
Tax
Depreciation	42,916
Amortization

EBITDA	316,307	(235,570)	-

Spur Consolidated
Earnings	(6,469,804)	(2,818,806)	(1,864,038)

Interest Exp	207,364	173,842	146,985
Tax
Depreciation	801,006	497,559	205,247
Amortization

EBITDA	(5,461,434)	(2,147,405)	(1,511,806)

Yichang Spur Chemicals (YSC)

The Company continues to develop an integrated fertilizer business in planned stages. YSC has been able to adjust NPK (Nitrogen, Phosphate, Potassium) fertilizer production in response to market demand with the goal of retaining its key customer base while minimizing losses. In 2006, YSC’s production and sales volume were both higher than the previous year. The Company successfully completed the construction and commissioning of a 60,000 metric tonnes (mt) per annum phosphoric acid plant in March 2005 and started to supply phosphoric acid for its own NPK production

Yichang Maple Leaf Chemicals (YMC)

The Company is going through approval application in order to formally transfer the mining licenses for the Dianziping and Shukongping phosphate deposits from the joint venture partner, YPCC, to the YMC Joint Venture Company which the Company controls.

The Company completed its required cash contributions to YMC’s registered capital account to fulfill the Company portion of the first 15% capital requirement which initiated the government mining licenses transfer process as provided in the original YMC Joint Venture contract.

Cash and Short Term Investments

As of December 31, 2006, the Company had cash & cash equivalents and short term investments of US$26.5 million, of which US$21.0 million is held in Canadian banks. There is US$4.5 million held in a YMC registered capital account in Canadian dollars in China. The Company has complete control over the YMC registered capital account, the repatriation to Canada of which is subject to the approval of the State Administration of Foreign Exchange.

2. Selected Annual Information

Selected annual information from the Company’s three most recently completed financial years is summarized as follows:

	2006	2005	2004*	2003
Total revenues ($)	7,697,039	6,802,849	3,695,981	Nil
Net income (loss) ($)	(6,469,804)	(2,818,806)	(1,864,038)	(935,085)
Earnings (loss) per share ($)	(0.11)	(0.06)	(0.05)	(0.04)
Diluted earnings (loss) per share ($)	(0.11)	(0.06)	(0.05)	(0.04)

Total Assets ($)	39,042,671	46,603,259	23,359,001	5,566,682
Total long-term liabilities ($)	Nil	Nil	Nil	Nil
Cash dividends declared ($)	Nil	Nil	Nil	Nil

*All 2004 figures are the results of three quarters of YSC operation after the acquisition of Xinyuan in April 2004 and as a result, 2004 results are not directly comparable to 2005 and 2006.

3. Results of Operations – Full Year

Yichang Spur Chemicals (YSC)

The Company’s NPK compounds fertilizer Joint Venture Company produced 39,844 mt (metric tons) of NPK’s in the year of 2006, compared to 33,442 mt in 2005 as the Company had a new plant manager and had invested $200,000 in sustaining capital in spring to ensure that the plant could operate sustainably at maximum capacity.

During 2006 the plant was shut down for 30 days for maintenance and 69 days due to a dispute with the Agricultural Bank of China and then again for a total 199 hours due to shortages of electricity.

Sales for year ended December 31, 2006 were $7,697,039, a 13% increase over the sales of $6,802,849 in 2005, with sales volume of 34,695 mt and 29,816 mt respectively as the Company hired a new sales manager in the fall. Cost of product sold amounted to $7,522,658 as compared to $6,735,427 in 2005 due to higher volume. Gross profit was $174,381 versus $67,422 in 2005 reflecting the benefits of YSC’s improved operating efficiencies and higher volume despite raw materials price increases. Unit cost of production was $217/mt in 2006 as compared with $226/mt in 2005 as the Company now is able to supply phosphoric acid for its own NPK production. EBITDA was ($4,906,353) for the year ended December 31, 2006, compared to ($180,089) in 2005. The increase in losses was due to the recognition of an impairment charge in 2006 of long-lived assets in the amount of $4,328,622.

The following table illustrates the operation results at YSC.

(Unaudited)	Q1/2006	Q2/2006	Q3/2006	Q4/2006	Total 2006
Production Volume (mt)	15,308	7,359	7,294	9,883	39,844
Sales Volume (mt)	12,557	4,833	6,583	10,721	34,695
Net Sales ($)	2,820,850	1,020,136	1,474,175	2,381,878	7,697,039
Cost of sales ($)	2,624,090	1,171,584	1,476,988	2,249,996	7,522,658
Total Gross Profit ($)	196,760	(151,448)	(2,813)	131,882	174,381
Selling price/mt ($)	225	211	224	222	222
Cost of Product/mt ($)	209	242	224	210	217

(Unaudited)	Q1/2005	Q2/2005	Q3/2005	Q4/2005	Total 2005
Production Volume (mt)	5,571	9,486	11,961	6,424	33,442
Sales Volume (mt)	7,302	9,311	7,462	5,741	29,816
Net Sales ($)	1,725,674	2,099,865	1,736,150	1,241,160	6,802,849
Cost of sales ($)	1,443,583	2,049,960	1,659,556	1,582,328	6,735,427
Total Gross Profit ($)	282,091	49,905	76,594	(341,168)	67,422
Selling price/mt ($)	236	226	233	216	228
Cost of Product/mt ($)	198	220	222	276	226

(Unaudited)	Q1/2004	Q2/2004	Q3/2004	Q4/2004	Total 2004
Production Volume (mt)		5,261	3,873	9,593	18,727
Sales Volume (mt)		5,011	7,086	8,245	20,342
Net Sales ($)		745,522	1,131,666	1,818,793	3,695,981
Cost of sales ($)		654,862	1,184,641	1,895,093	3,734,596
Total Gross Profit ($)		90,660	(52,975)	(76,300)	(38,615)
Selling price/mt ($)		149	160	221	182
Cost of Product/mt ($)		131	167	230	184

Yichang Maple Leaf Chemicals (YMC)

In 2006 YMC has been focusing on the mining license transfer. The mining licenses for the Shukongping and Dianziping mines were issued by Central Land and Resources Department to Spur’s JV partner YPCC in February and October of 2004 respectively. In March of 2005 the official transfer process from YPCC to YMC began when Spur contributed its first 15% of Registered Capital ($10.5M) to YMC.

Spur is pleased to report that after very thorough due diligence the first approval stage was finally completed in late December 2006 when Yiling County (Dianziping mine site) and Xinshang County (Shukongping mine site) officially approved the transfer to the Yichang City level. Yichang City has now also completed its own due diligence on the transfer and is in a position to recommend the transfer to Hubei Province Land and Resources. Under today’s regulations in China, Hubei L&R has the legal right to make the final decision on the transfer but it could also require subsequent review in Bejing.

The key to Yichang City recommending the Mining License Transfer to Hubei Province Land and Resources is now the formal renewal of the YMC Business License.

Hubei Administration for Industry and Commerce (AIC) extended YMC’s Business License until March 31, 2007 by the direction of Central Ministry of Commerce based on a strong letter of support from the City of Yichang. This extension gave YPCC time to complete its first Registered Capital Contribution. The authorities have acknowledged that Spur has been in compliance since March of 2005 at which time Spur’s Registered Capital Contribution totaled $15.32 M in cash. YPCC made its first required Registered Capital contribution valued at $.3.69M for prior R&D expenses and $1.05M of other expenses in February of 2007. YPCC’s contribution has recently been approved by Hubei AIC thus completing the requirements for the renewal of the YMC Business License which should be issued in the near future. If there is further delay, Spur anticipates that the authorities will grant another extension. YPCC’s next and last Registered Capital contribution will be the two mining licenses.

Spur Consolidated Results

Total expenses were $4,040,124 for the year ended December 31, 2006 versus $2,790,506 in 2005. This $1,249,618 increase was among other things primarily due to the engagement of a full time management team as the Company recognized the need for continuity in leadership on the ground in China. Depreciation and amortization increased to $332,760 in 2006 from $106,128 in 2005. Rent increased from $84,616 in 2005 to $238,593 as the Company moved into a larger office in Vancouver and expanded office space in Yichang. Selling expenses were $331,938 in 2006 compared to $266,506 in 2005 reflecting increased sales volume and additional efforts to promote sales in a more competitive NPK market. Professional fees increased to $621,795 in 2006 from $227,600 in 2005 mostly attributable to higher audit related fees, Sarbanes Oxley Act implementation preparation and quarterly financial reviews. Transfer agent and filing fees increased to $141,831 from $24,361 in 2005 resulting from the change in the listing of the Company’s shares to the TSX from the TSX Ventures exchange. The increases in expenses were partially offset by the decrease of $277,124 in stock based compensation as previously granted stock options are fully vested. The short-term investments and Guaranteed Investment Certificates generated interest income in the year of 2006 increased to $1,168,316 versus $366,266 in 2005 as the financial position of the Company was stronger in 2006. The Company recognized an impairment loss of $4,328,622 on its long-lived assets during the year. EBITDA was ($5,461,434) for the year ended December 31, 2006, compared to ($2,147,405) in 2005 due to an impairment charge on YSC’s long-lived assets in the amount of $4,328,622. The 2006 Loss per Share was at $0.11 as compared with $0.06 in 2005.

The Company’s cash and cash equivalents and short-term investments at the end of 2006 amounted to $26,497,945 as compared with $30,755,711 at the end of 2005, the decrease resulting from funding required for the Company’s operations. The Company believes that it has sufficient funding to meet its obligations and to maintain administrative and operational expenditures for the next 12 months. The Inventory balance decreased to $2,429,443 at the end of 2006 from $2,604,680 at the end of 2005. Accounts Receivable increased to $1,247,384 at the end of 2006 from $401,787 in 2005, due to higher sales and the Company granting credits to some longtime customers to promote sales and overcome intense competition in the NPK market. The increase of $318,848 in Prepaid Expenses at the end of 2006 from the balance of $280,268 at the end of 2005 reflected the increased production activities.

Foreign Exchange Loss

The foreign exchange gain was $93,939 for the year ended December 31, 2006, compared to a foreign exchange loss of $785,345 for 2005 when the Company reported in Canadian Dollars. The unrealized foreign exchange gain was mainly a result of the translation of the Company’s integrated joint ventures YMC and YSC using the temporal method. YSC was considered a self-sustaining operation prior to March 31, 2006, but is now considered an integrated operation due to a significant change in its financial condition. As a result, the foreign currency translation of YSC was prospectively changed from the current rate method to temporal method. Under the temporal method, monetary assets and liabilities are translated at period-end exchange rates and items included on the statements of operations and cash flows are translated at rates in effect at the time of the transaction. Non-monetary assets and liabilities are translated at historical rates. The gain or loss on translation is charged to the statement of operations.

The Company conducts business in China, with most costs and revenues in Chinese Renminbi. Its Vancouver head office incurs expenses in Canadian dollars. The Company also holds a significant amount in US dollar denominated Guarantee Investment Certificate (GIC) accounts ranging from one to four months. The Company’s functional currency is Canadian dollar. Foreign exchange losses or gains are dependent upon the Canadian dollar exchange rates in relationship with other currencies. It is anticipated that the Canadian exchange rates will be volatile over the coming quarters. This may result in foreign exchange fluctuations between gains or losses on a quarterly basis. The Company maintains a certain amount of cash resources in Renminbis in order to meet its obligations in China. The Company does not yet use derivatives to hedge against exposures to foreign currency arising from the Company’s balance sheet liabilities and therefore, the Company is exposed to future fluctuations in the Canadian / US dollar and Canadian dollar / Chinese Renminbi exchange rates.

4. Summary of Quarterly Results (unaudited)

	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended	Qtr ended
	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31, 2006	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,
	2006	2006	2006		2005	2005	2005	2005
Total revenues ($)	2,381,878	1,474,175	1,020,136	2,820,850	1,241,160	1,736,150	2,099,865	1,725,674
Net income (loss) ($)	(4,764,608)	(647,577)	(818,156)	(239,463)	(711,477)	(1,098,682)	(713,013)	(295,636)
Earnings (loss) per share ($)	(0.08)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.02)	(0.01)
Diluted earnings (loss) per share ($)	(0.08)	(0.01)	(0.01)	(0.00)	(0.01)	(0.02)	(0.02)	(0.01)

Sales were higher in the fourth quarter of 2006, compared to the fourth quarter of 2005 as YSC hired a new sales manager in the fall. The net loss increased substantially from $711,477 to $4,764,608, however, as the Company recognized an impairment loss of $4,328,622 on its long-lived assets. In addition, January and February are traditionally slower periods due to the Chinese New Year holiday. After continued electrical interruptions in January and the traditional shut down during the Chinese New Year festivities in February, YSC is now back at full operational capacity and is on track to produce and sell in excess of 6,000 mt in March. For the remainder of the year, production and sales will depend on market conditions. If market conditions remain favourable, YSC’s production should exceed 50,000 mt this year, a 20% increase over 2006.

5. Liquidity and Capital Resources

As of December 31, 2006, the Company maintained a balance of cash and cash equivalents of $11.0 million, of which $5.5 million is held in two major Canadian banks. There is $5.5 million held in YMC and YSC accounts with major banks in China, of which $4.5 million is deposited in Canadian dollars and $1.0 million is operation working capital in Chinese Renminbi. The Company has complete control over the disbursements from the YMC registered capital accounts.

The Company also has short-term investments of $15.5 million, which have more than 90 days maturity periods, with two major Canadian financial institutions. $15.1 million of the short-term investments are U.S. dollar denominated and $0.4 million is in Canadian dollar.

The following are commitments of the Company:

Capital commitments - contracted but not accounted for

	As at December 31, 2006
	RMB	$
MAP project	2,960,000	379,241

The Company entered into a construction contract for MAP project to manufacture MAP, a major intermediate material in fertilizer production in 2006. The total contracted amount is RMB 3.2 million, of which RMB 0.24 million was paid during 2006.

Operating lease commitments

	As at December 31, 2006
	RMB	$
Within 1 year	111,657	14,306

Lease commitment mainly represents the rental contracts signed for the lease of offices and apartments.

Operating lease commitments

	As at December 31, 2006
	RMB	$
Within 1 year	75,633	9,690

Lease commitment represents the rental contracts signed for the lease of 4 warehouses.

The Company did not have any off-balance sheet arrangements as of the end of 2006.

6. Transactions with Related Parties

During the year ended December 31, 2006, some directors and officers of the Company received consulting fees for the services rendered. A total of $141,377 was paid in 2006 to companies controlled by a director and an officer (2005 - $195,554; 2004 - $368,686). Account payables to these companies for the reimbursement of expenses were $1,807 at the end of 2006. Except the account receivable of RMB2,080,818 ($266,599) from YPCC, there was no other account receivables from the related parties.

On November 22, 2004, the Company became aware that the Agricultural Bank of China (the "Bank") had made a RMB7,400,000 ($948,103) working capital loan (the "Xinyuan Loan") to Xinyuan Chemicals ("Xinyuan") for the purchase of raw materials. Xinyuan made a loan of the same amount to YPCC (the Company’s joint venture partner) the next day, more than a year before the date of the Company's investment in Xinyuan to create YSC. YPCC made a loan of RMB4,475,375 ($554,673) to YSC (the "YSC Loan") in January 2004.

The Xinyuan loan was exclusively for YPCC’s use and until the end of 2004 YPCC had been repaying both the principal and interest. The Company received a formal letter from YPCC on

November 26, 2004 guaranteeing that YPCC would not hold the Company accountable for this loan. YSC has not benefited from this loan.

The three party YPCC-YSC-Agricultural Bank loan situation has now been resolved. YPCC cancelled the loan of RMB 4,370,508 ($541,676) owed to YPCC by YSC as at December 31, 2005. YSC applied this loan as a credit against the RMB 6,900,000 ($855,178) owed by YPCC to the Agricultural Bank. YSC made repayments to the Agricultural Bank of RMB 6,880,000 ($881,479) up to the end of December 2006. As at the end of 2006, the amount owed by YPCC and its subsidiaries was RMB 2,080,818 ($266,599).

In addition, the Company owes the third YSC Joint Venture partner Yuanfeng $19,642 for the acquisition of additional land use right acquisition from Yuanfeng. The amount owed to Yuanfeng was $102,374 in 2005.

7. Fourth Quarter

Yichang Spur Chemicals (YSC)

YSC produced 9,883 mt of NPK’s in the quarter ended December 31, 2006, an increase of 54% over the fourth quarter 2005 (6,424 mt) as the plant was closed for 53 days from October to mid-November in 2005 due to low demand.

Sales for the three months ended December, 2006 were $2,381,878 versus $1,241,160 in 2005, a 92% increase due to higher demand in 2006. Gross profit was $131,882 in the quarter ended December 31, 2006 vs. ($341,168) in the fourth quarter 2005 as there was a reserve for inventory written down of $255,793 in 2005. EBITDA was ($4,837,554) in the quarter ended December 31, 2006 compared to ($322,433) in the same period in 2005 as the Company recognize an impairment loss of $4,328,622 on its long-lived assets.

Spur Consolidated Results

The gross profit increased by $473,050 in the fourth quarter of 2006 compared to the same period in 2005 due to increased sales and reduced cost of production while the net loss for the three months ended December 31, 2006 increased by $4,053,131 to $4,764,608 due to the recognition of an impairment loss of $4,328,622. During the three months ended December 31, 2006, total expenses increased by $651,882 to $1,270,101 versus $618,219 of the fourth quarter of 2005. This is mainly attributable to the increase in depreciation and amortization to $88,509 in the fourth quarter of 2006 from $14,525 of the same period 2005 as the Company recognized depreciation in YMC to expense. Professional fees increased from $55,184 during the fourth quarter of 2005 to $237,300 in 2006 as the Company recognize some of its professional fees in YMC as expense. Rent increased from $34,965 in the fourth quarter of 2005 to $97,755 in 2006 as the Company recognized rent in YMC as expense. Wages and benefits increased to $213,587 during the fourth quarter of 2006 from $52,548 in 2005 as the Company engaged more people as compared with 2005. Interest income increased to $440,577 in the three months ended December 2006 from $199,162 for the same period in 2005 as the Company recognized some interest income in YMC as income. The foreign exchange gain was $105,151 in the fourth quarter of 2006, compared to a foreign exchange loss of $153,873 for the same period of 2005 when the Company reported in Canadian Dollars. The unrealized foreign exchange gain was mainly a result of the translation of the Company’s integrated joint ventures YMC and YSC using the temporal method.

8. Changes in Accounting Policies

Effective January 1, 2006, Spur Ventures Inc. (the “Company”) changed its reporting currency to the U.S. dollar (USD). The change in reporting currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the industry. The Company holds most of its cash balances in USD deposits and conducts its Chinese operations in Chinese Renminbi (RMB). China revalued the RMB against the USD by 2.1% in July 2005 and introduced a managed float. Furthermore, the international currency of the agribusiness and mining industries is the USD. Prior to January 1, 2006, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and shareholders’ equity and cash flows in the Canadian dollar (CAD). The related financial statements and corresponding notes prior to January 1, 2006 have been restated to USD for comparison to the 2006 financial results.

These previous consolidated financial statements have been translated to the USD in accordance with EIC 130 “Translation Method when the Reporting Currency Differs from the Measurement Currency or There is a Change in the Reporting Currency”. These guidelines require that the financial statements be translated into the reporting currency using the current rate method. Under this method, the income statement and the cash flow items for each year are translated into the reporting currency using the average rate in effect for the period, and assets and liabilities are translated using the exchange rate at the period end. All resulting exchange differences are reported as a separate component of shareholders’ equity titled Cumulative Translation Adjustment.

In January 2005, the CICA issued three new standards: “Financial instruments-recognition and measurement, hedges, and comprehensive income.” The main consequences of implementing standards are described below. The new standards will be effective for interim and annual financial statement commencing in 2007. Earlier adoption is permitted. Most significantly for the Company, the new standards will require presentation of a separate statement of comprehensive income. Investment in marketable securities will be recorded in the consolidated balance sheet at fair value. Changes in the fair value of marketable securities will be recorded in income and changes in the fair value of investments reported in comprehensive income.

9. Outstanding Share Data

As of March 30, 2007, the Company had the following shares, warrants and options outstanding:

	Number	Exercise Price	Expiry Date
Common Shares	58,740,520	n/a	n/a
Stock Options	1,700,000	$0.60	6-May-08
Stock Options	435,000	$1.20	19-Jun-08
Stock Options	1,250,000	$1.50	23-Jul-09
Stock Options	200,000	$1.50	31-Dec-08
Stock Options	500,000	$1.80	1-Mar-10
Stock Options	200,000	$1.50	16-Sep-10
Stock Options	200,000	$1.50	14-Mar-11
Stock Options	625,000	$1.03	3-Jul-11
Stock Options	350,000	$0.64	3-Jan-12
Warrants	8,571,429	$2.00	28-Jul-07
TOTAL	72,771,949

Under the 2005 Employee Stock Option Plan, the Company may grant options to its directors, officers, and service providers for up to 8,000,000 common shares or such additional amount as may be approved from time to time by the shareholders of the Company. Under the plan, the exercise price of each option is not less than the market price of the Company’s stock on the date of grant and an option’s maximum term is 5 years. The directors of the Company may determine and impose terms upon which each option shall become vested in respect of option shares. The stock based compensation relating to the options for the year ended December 31, 2006 amounted to $352,433.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with assumptions for the grants as follows:

	2006	2005	2004
Risk free interest rate	4.00% - 4.50%	3.40% - 3.70%	3.40%	- 4.00%
Expected life of options in years	5 years	5 years	5 years
Expected volatility	49% - 51%	48% - 52%	47%	- 58%
Dividend per share	$0.00	$0.00	$0.00

10. Tianren Acquisition

On June 29, 2005, the Company entered into an agreement to acquire the fertilizer related assets of Hebei Tianren Chemical Corporation (“Tianren”), a Chinese holding company, and to merge the management teams and assets of both companies.

Assets to be acquired include:

1.	A 51% interest in Xinjiang Tianren Chemicals Ltd. (“Xinjiang”) which has a 100,000 tonne per annum (“tpa”) compound NPK plant in Xinjiang Uigur Autonomous Region.

2.

A 75% interest in Tianding Chemical Company (“Tianding”) which has a 100,000 tpa compound NPK plant in Qinhuangdao, Hebei Province. Tianding also has one of the largest fertilizer bagging facilities in China with current production under contract of over 28 million bags per annum for Tianren and other large fertilizer producers with long-term stable distribution contracts. The bagging plant generates a positive EBITDA and is a key part of the logistics of distributing fertilizers within the country.

3.

An 80% direct interest in Tianren Agriculture Franchise Company (“TAFC”), a large fertilizer marketing company based in Qinhuangdao, Hebei Province. In addition the Company will acquire a further 15% indirect interest through Tianding’s ownership of TAFC.

4.

A 60% interest in Hubei Yichang Tianlong Industry Company, a raw materials sourcing and fertilizer trading company based in Yichang, Hubei Province where the Company’s current facilities are also located.

The Company will acquire these assets in consideration for the issue to Tianren of approximately 15.5 million shares of the Company. These shares will be subject to an escrow period of 24 months and voting rights for those shares which at any one time exceed 19.9% of the issued shares of the Company will be restricted.

The transaction was negotiated at arm’s length and is subject to due diligence, TSX and all other regulatory approvals, and standard closing conditions.

The Chinese government implemented new regulations for share for share purchases in September of 2006 which clarified the process but required Spur and Hebei Tianren to commence a new application procedure. Spur knew this would be a pioneering approval process and it has turned out to be just that.

Formal applications have now been approved by the Qinhuangdao City Ministry of Commerce for Tianding Chemical Company and Tianren Agriculture Franchise Company and by Yichang City for Hubei Yichang Tianlong Industry Company (“Tianlong”) and all are being reviewed by the relevant provincial authorities.

Xinjiang Tianren Chemical Company and its 100,000 mt NPK plant in northwest China will no longer be part of our transaction and the share allocation has been reduced accordingly from 15.5 M to 13.3M shares. New government policies in Xinjiang Uygur Autonomous Region dictating a switch from natural gas to coal to produce nitrogen for the NPK plant have made this entity no longer economically attractive to Spur.

Additional approvals under China’s WTO accession guidelines (which came into effect on December 11, 2006) will also be required for Tianlong, because it has a sulphuric acid import license, and for the Ag Franchise because it has distribution and sales rights in China.

To accommodate the additional time required for these Chinese approvals the merger deadline has been extended until September 30, 2007.

Approvals at the provincial and then central Ministry of Commerce levels are anticipated to be completed by mid-year.

Spur will retain earnings for the four Tinaren companies from June 01, 2006 until the merger is finally approved. However, because of a significant down turn in the commodity fertilizer cycle in China, 2006 and 2007 earnings will be less than 50% compared to 2005 when the merger process began. These lower earnings are a disappointment to Spur and are being reviewed in the context of the original perceived value of the merger.

11. Outlook

Spur firmly believes that only those firms that control of their own raw materials, have production facilities with economies of scale and that can deliver their products effectively to the market, will be successful. Because of these first two criteria Spur is focusing on the YMC Project and the latter criterion is the reason for the merger with Hebei Tianren.

Spur is exploring new territory accessing a natural resource in China and seeking approval for a share for share purchase under new Chinese guidelines.

The clock started ticking for the mining licence transfer in early 2005 after the two mining licenses had been formally issued and Spur made its first Registered Capital contribution. It has been two years since the mining license transfer process was initiated, and that is not a long time for the transfer of a natural resource anywhere in the world and certainly not in China.

The key drivers for the YMC Project remain the continued growth of the 12 million mt/yr NPK market in China. NPK demand has been growing at approximately 10% each year but still represents only 20% of the compound fertilizers sold in China. The Chinese government wants this to increase to 50% by 2010 to ensure a 25% increase in crop production to feed China’s growing population. In 2006 China imported 1.95 million mt of NPK’s at an average price 15% higher than domestic NPK product so there is another growth opportunity through import substitution.

Both the trend towards higher quality and analysis fertilizers and the import substitution opportunity are viewed as strong justification for Spur continuing its work at both YSC and YMC.

In addition, global fertilizer markets had a very strong showing in 2006 with today’s DAP prices up from 35% (fob Morocco) to 60% (fob Tampa) and urea up approximately 45% year over year. Because of these strong international prices Chinese DAP producers are exporting more DAP which is resulting in stronger NPK demand in China in 2007.

The focus of Spur’s strategy remains the Yichang Integrated Phosphate Project of YMC. That means Spur will be fully integrated from mining through flexible manufacturing to the market place. Flexible manufacturing means that Spur may produce MAP rather than NPK’s because MAP can be sold directly to other NPK producers or exported to SE Asia. MAP represents 90% of the phosphate source for NPK production.

After continued electrical interruptions in January and the traditional shut down during the Chinese New Year festivities in February, YSC is now back at full operational capacity and is on track to produce and sell in excess of 6,000 mt in March. If market conditions remain favourable, YSC’s production should exceed 50,000 mt this year, a 20% increase over 2006.

While Spur continues to work on the YMC Project, we are also advancing our vision to be “The Fastest Growing Integrated Supplier of Plant Nutrients for the Chinese Farmer.” In January, David Zeng joined Spur to lead our drive to supply specialty plant nutrient products as Spur develops its “bundling” concepts and drives down the value chain.

Spur is continuing its transition from being a mining company to being fully integrated from mining through production into the market place, with an emphasis on being a market driven and customer focused company.

12. Disclosure Controls and Procedures

During the year ended December 31, 2005, the Company’s General Counsel and Corporate Secretary completed an evaluation of the effectiveness of the Company’s existing disclosure controls and procedures, undertook extensive research and made recommendations to the Company’s CEO and Board of Directors. Based on those recommendations, a draft corporate disclosure policy was presented to the Company’s board and adopted in late December 2005.

With the new disclosure policy in place, management is reasonably confident that material information relating to the Company, including its consolidated subsidiaries, will be made known to senior management in a timely manner, and that the Company’s disclosure controls and procedures will be effective not only with respect to the Company’s annual filing requirements but on an ongoing basis.

13. Risk Factors

The Company’s business is in China, which despite recent government policy changes carries risk for foreign owned operations.

China has an evolving legal structure. Many laws and regulations dealing with economic matters in general, and foreign investment in particular, have been promulgated, including changes to the Constitution of China to authorize foreign investment and to guarantee "the lawful rights and interests" of foreign investors in China. Nevertheless, China does not have a comprehensive system of laws, and the legal and judicial systems in China in respect of commercial laws are rudimentary. In addition, enforcement of existing laws may be uncertain and sporadic, and may be subject to domestic politics.

China is an emerging economy. Although the Chinese economy has experienced significant growth in the recent past, such growth has been uneven among various sectors of the economy and geographic regions. The central government and even provincial and municipal governments continue to play a significant role in the planning of the economy, not always in a coordinated fashion.

Investment in China can be affected by significant political, economic and social uncertainties. Any change in laws and policies by the Chinese government could affect the Company’s investment in China. Circumstances such as a change in leadership, social or political disruption may benefit or limit the Chinese government's abilities to pursue such policies.

Need to Obtain Permits and Licenses. Although China is progressing towards a market-oriented economy, it is still a centrally planned economy. The operations of the Company require government review, licenses and permits from various government agencies.

Chinese Costs. There continues to be “made in China” pricing for raw materials, minerals and fertilizers which differs from international prices. The continued rapid growth in the Chinese economy is affecting both fertilizer input prices and international freight rates for imports.

Additional risk factors can be found in the Company’s Form 20-F, and filed with Canadian security commissions on SEDAR at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov/edgar.